[DST SYSTEMS, INC. LETTERHEAD]




                                                              October 22, 2007


Mr. Craig Slivka
Attorney Advisor
Division of Corporate Finance
One Station Place, Room 4561
100 F Street, NE
Washington, D.C. 20549


     Re:  DST Systems, Inc.
          2007 Annual Meeting Proxy Statement, Definitive 14A
          Filed March 15, 2007
          File No. 1-14036

Dear Mr. Slivka:

     DST Systems, Inc. ("DST" or the "Company") is pleased to provide the following responses to your comment letter dated August 21, 2007 to Mr. Thomas
A. McDonnell, Chief Executive Officer, with respect to the above-referenced filing.

     Thank you for allowing us until October 24, 2007 to respond so that our DST Board of Directors' Compensation Committee could review our response at its regularly scheduled Fall meeting.

     In connection with this response, DST acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RELATED PERSON TRANSACTION PROCEDURES, PAGE 18
----------------------------------------------

1. Pursuant to Item 404(b)(1)(iv) of Regulation S-K, please include a statement of whether your policies and procedures relating to the approval of related party transaction are in writing and, if not, how they are evidenced. See also Section V.B. of Commission Release 33-8732A.

Response: In future proxy statements, we will specify that such policies and procedures are in writing.

COMPENSATION DISCUSSION AND ANALYSIS, PAGE 25
---------------------------------------------
GENERAL
-------

2. Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide appropriate required information. For example, it is not clear (i) how you determine the amount (and, where applicable, the formula) for each element of executive compensation or (ii) how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi). In addition, Item 402(b)(2) of Regulation S-K sets forth examples of material information that could be appropriate for discussion in compensation discussion and analysis. To this extent, it is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in this disclosure guideline. We specifically refer you to the examples set forth in Item
     402(b)(2)(iv)-(viii), (x), and (xii)-(xiii). Please give appropriate consideration to how these topics are applicable to your executive compensation program.

Response: The chart attached to this letter as Appendix A describes the location in the proxy statement of support for each element referenced above and indicates changes in disclosure we will make in future proxy statements.

COMPENSATION DISCUSSION AND ANALYSIS, PAGE 25
---------------------------------------------
General
-------

3. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.l of Commission Release No. 33-8732A. We note the disparity between Mr. McDonnell's compensation and that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis. Similar consideration should be given to Mr. McCullough's compensation as compared to the other named executive officers.

Response: The compensation of Mr. McDonnell, the Chief Executive Officer ("CEO"), and Mr. McCullough, the Chief Operating Officer ("COO"), is determined on the same basis as the other named executive officers. Specifically, the Compensation Committee applies to all named executive officers, including the CEO and COO, the same compensation philosophies to establish pay levels, the same compensation surveys and peer group data to evaluate market rates of pay, and the same incentive program participation terms and conditions. CEO and COO compensation primarily exceeds that of the other named executive officers because market rates of pay for CEO's and COO's exceed such rates for other named executive officer positions. Other factors include each executive's long tenure with the Company and sustained long-term performance. In future proxy statements, we will state that the same compensation philosophies, methods for applying survey data, and incentive program terms and conditions apply to all named executive officers, including the CEO and COO, and the reasons why CEO and COO compensation exceeds compensation for other named executive officers.

CONSULTANT/MANAGEMENT SUPPORT TO THE COMMITTEE, PAGE 25
-------------------------------------------------------

4. With respect to the engagement of Deloitte Consulting, LLC, please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K. To this extent, be more specific about the nature and scope of their assignment and the material elements of the instructions given to them. Provide more specificity with respect to the data reviewed and the components of compensation packages recommended.

Response: We provided the disclosures required by Item 407(e)(3)(iii) throughout the proxy statement. On page 15, we stated that the Compensation Committee may retain an independent consultant to advise on executive compensation practices and trends and assist the Committee with any determination it will make under those procedures. We stated that the Committee selects, engages and instructs the consultant. We then referred the reader to a more detailed discussion of the consultant's engagement for 2006 in Compensation Discussion and Analysis.

On page 16, we disclosed that the Compensation Committee may retain a consultant to conduct a peer review or advise the Committee on director compensation trends. We stated that the Committee selects, engages and instructs the consultant and directed the reader to the Non-Employee Director Compensation section for further information.

In "Consultant/Management Support to the Committee" on pages 25 and 26 of Compensation Discussion and Analysis, consistent with Item 407(e)(3)(iii), we identified the consultant; described the services provided by and the Compensation Committee's instructions to the consultant; stated that the Committee instructed the consultant to review proxy statement data from peer group companies; identified the role of the consultant in selecting the peer group; described the consultant's research, interpretation and submission of a peer group analysis to the Committee; and stated that the consultant also provided general industry survey data in addition to its peer group analysis. We further stated that the Committee considered the combined survey data in determining 2006 executive compensation.

In "Non-Employee Director Compensation" on page 7, we stated that before recommending the current director compensation structure to the Board in 2003, the Compensation Committee engaged the consultant to provide survey data on director compensation practices at peer group companies. We also disclosed that the consultant provided general industry director compensation survey data for comparably sized companies. We further stated that the Board approved the current director compensation structure after reviewing the combined survey data provided by the consultant.

We believe these disclosures were compliant with Item 407(e)(3)(iii). In future proxy statements we will continue to describe the matters referred to in that Item, identify any additional data reviewed and services provided by the consultant, and further describe the nature and scope of the role played by the consultant in determining or recommending elements of compensation.


CONSULTANT/MANAGEMENT SUPPORT TO THE COMPENSATION COMMITTEE, PAGE 25
--------------------------------------------------------------------


5. We note that Deloitte provided the Compensation Committee with general industry survey data from comparably sized companies in addition to your peer group. If you benchmarked any element of your compensation against these companies, please identify these companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: On pages 25-26, we explained that benchmarking data used by Deloitte included both peer group data and general industry survey data, and we identified the peer group companies. A list of general industry survey participants would include over 400 companies. In future proxy statements, we will explain that the consultant uses general industry and peer group data in tandem to confirm the benchmark analysis and applies a regression formula so that it can meaningfully compare general industry and DST compensation levels.

INCENTIVE PROGRAM COMPENSATION, PAGE 29
---------------------------------------

6. Please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the targets or provide a detailed supplemental analysis supporting your conclusion that disclosure of targets is not required because it would result in competitive harm such that you may exclude it under Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Here, please include appropriate disclosure that addresses the relationship between historical and future achievement and discussion of the extent to which the
     Compensation Committee set the incentive parameters based upon a probability that the performance objectives would be achieved. See Instruction 4 to Item 402(b) of Regulation S-K.

Response:

Competitive harm and lack of meaningful information to investors from disclosure of specific targets:

Applicable Standard: Instruction 4 to Item 402(b) refers to principles set forth in the Freedom of Information Act ("FOIA"). Information is deemed privileged and confidential under FOIA if it is not of the type usually released to the public and would cause competitive or business harm if released. FOIA does not necessitate a showing of actual competitive injury or a quantification of the effects of public disclosure.

Analysis:

DST considers earnings and business unit performance targets to be proprietary strategic information that it does not release to the public. The Company and its attorneys, accountants, executive officers and business unit and product leaders have historically safeguarded this information.

The composition of the named executive officer group has varied from year to year. It generally has included at least one executive for whom differing business unit goals, rather than exclusively DST corporate goals, apply.* We identify the incentive metrics for members of the named executive officer group. To explain any differences in the metrics in greater

--------------------------
*For 2006, we had the rare situation in which the named executive officer group included only DST corporate officers, and not any other business unit senior executives.

detail would require disclosure of highly confidential strategic plans for capital investments, growth initiatives and other plans for our business units and product lines. Competitors and consultants could use such information to DST's competitive disadvantage.

In DST's competitive environment, publication of targets for different business units could compromise its ability to execute strategic operating objectives. Year to year analysis of published targets could signal to competitors DST's plans for allocation of resources, shifts in strategic emphasis of business units and service offerings, and expectations as to market conditions. This information could be used by competitors to target existing customers and would impair the Company's ability to leverage strategic plans for competitive advantage.

The disclosure of targets could also cause competitive harm in strategic transactions. In the event of a divestiture, prior publication of targets relating to the operations to be divested could compromise the Company's ability to negotiate an advantageous transaction. Under such circumstances, disclosure of performance targets for the operations being divested could leave those operations particularly vulnerable to competitor attempts to target customers. Similarly, in the event of an acquisition, where the Company may be competing with others as an acquirer, publication of targets could compromise the Company's ability to competitively negotiate key terms such as earn-out targets. It could also compromise negotiations of compensation packages for the acquired entity's executives.

DST and its business units obtain customers on the basis of competitive bidding. We are subject to substantial competition, including competition on the basis of price. The number of actual and potential clients in DST's industry is comparatively limited. Client engagements are typically complex and expansive. All customer contracts are extensively negotiated, and the factors considered in pricing the Company's products and services are not shared with competitors or customers. DST's strategies for revenue growth and methodologies for determining the pricing of its services and products are proprietary and key to its ability to compete effectively with other outsourcers and with the in-house operations of potential clients. Although high level gross margin information is available in DST's public financial statements, DST does not make available to competitors, or discuss with customers, business unit growth strategies, detailed service or product margin information, or strategic productivity metrics such as financial performance against incentive targets. The use of such information by clients in renegotiating contracts, competitors in negotiating competing proposals for customer business, or potential customers in determining whether to retain in-house operations or engage other providers, would risk the Company's ability to leverage its strategies for pricing competitiveness.

DST competes with its peer industry group for key management and skills. Competitors could use published targets for senior management of DST and its business units to more effectively target and recruit such management. Published targets could also limit DST's ability to leverage such proprietary information to compete for talent. DST's ability to attract and retain talented management with the appropriate skills is critical to its ability to compete for and retain customers.

DST management does not give earnings guidance to the analyst and investor communities. It believes guidance contributes to a disproportionate focus on short-term results. The Company's business and financial model, as explained to analysts and investors, is that the

Company is managed with a view toward long-term growth in revenue, EPS and shareholder value. Over time, publication of short-term annual targets could be used by analysts and investors as a substitute for earnings guidance. Such focus on annual targets would counteract the Company's longstanding operating and financial model. Further, separate annual goals are often set for DST business units with specific, proprietary strategic objectives and initiatives in mind, and consequently, might not provide meaningful information to investors, who would be reviewing only the targets relating to the named executive officers and not the highly confidential underlying business unit strategies those targets represent.

Setting incentive parameters based upon probability of achievement:

Instruction 4 requires discussion of either how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels. On page 27, we address difficulty of goal achievement by stating the conditions that would have to occur for goal achievement, at each goal level. We will clarify in future proxy statements that the difficulty of goal achievement will "increase" (as opposed to "vary") by opportunity level. In future proxy statements, we will also explain that various factors could cause actual results to vary from the targeted goals, and that in light of these variables it is not possible for the Compensation Committee to reliably quantify differences in difficulty among the various achievement levels.

Relationship between historical and future achievement:

In  addition  to  requiring   annual  goal   achievement  for  incentives,   the
Compensation Committee has always applied a three-year cumulative goal to corporate officers and has often applied such a cumulative goal to business unit executives. We average payout levels of the annual and cumulative goals to determine an aggregate percentage of salary that will dictate the amount of the award. The Committee sets the cumulative goals for each year of the three-year period in advance of certifying achievement of any annual goal for such period. Incentives decrease if the cumulative goal is not met, even if the annual goal was met at the maximum level. Therefore, lack of annual goal achievement during any of the three years impedes cumulative goal achievement.

In setting cumulative goals, the Committee generally considers our mix of businesses, competitive outlook and size and profitability, and intends the goals to reflect sustained performance over time. Incorporating cumulative goals into the incentive structure is consistent with our emphasis on long-term shareholder value. Used in tandem, annual and cumulative goals allow the Committee to encourage the achievement of current year performance as well as sustained multi-year growth.

Although Instruction 4 does not require disclosure of the relationship between historical and future achievement, we appreciate the emphasis on that relationship in the Staff's October 9, 2007 observations and Director White's October 9, 2007 speech. In future filings we will further detail the combined annual and cumulative goal process and why the Committee applies it, expressly explaining that through such process the Compensation Committee bases incentives on a relationship between historical and future achievement, which in turn affects the degree of difficulty of combined goal achievement each year.

We will also state that the Compensation Committee does not perform a statistical analysis to predict future achievement based on historical goal achievement. We will explain that the Compensation Committee seeks to set goals that it believes will cause payouts of incentive compensation at levels over time that further its purpose of retaining executives.

POST-TERMINATION AND RETIREMENT BENEFITS, PAGE 31
-------------------------------------------------

7. Please describe and explain how the appropriate payment and benefit amounts are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(j)(3) of Regulation S-K.

Response: We believe we complied with Item 402(j)(3) in the table on page 48 showing payout amounts based on certain hypothetical events. The companion chart on page 45 describes the vesting, forfeiture and payout terms and conditions of various awards and agreements. On page 31, within Compensation Discussion and Analysis, we describe Compensation Committee determinations regarding accelerated vesting/issuance of certain incentive and equity awards, retirement programs, and employment agreement and stock option exercise terms and conditions. We believe our approach to Item 402(j)(3) was thorough, but in future proxy statements in footnotes to the table we will explain certain assumptions we made in calculating the amounts shown.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END, PAGE 43
-----------------------------------------------------

8. Pursuant to Instruction 2 to Item 402(f), you are required to provide footnote disclosure of the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal year end.

Response: In future proxy statements, we will specify such vesting dates in footnotes to the table.

     We appreciate the opportunity to provide this response. If you have any questions or would like to discuss these responses, please call me at 816.435.8651.

                                                Very truly yours,



                                                /s/ Randall D. Young



                                                Randall D. Young
                                                Vice President, General Counsel
                                                    and Secretary



cc:  Mr. Kenneth V. Hager
     Mr. Marc Salle, Esq.

                                DST SYSTEMS, INC.
                                   APPENDIX A
                                    COMMENT 2




---------------- ------------------------ -------------------------------------------------- --------------------------------------
402(b)           Topic                    Support for Response                               In future proxy statements
Section
---------------- ------------------------ -------------------------------------------------- --------------------------------------

(1)(v)           Determination of the     o        Pages 26-27 - Compensation Committee      We will further explain that:
                 amount (and where                 applies philosophies for total cash       o        the philosophies are used
                 applicable, the                   compensation and total direct                      in tandem with the other
                 formula) for each                 compensation                                       factors mentioned for why
                 element of executive     o        Pages 28-29 - Compensation Committee               each compensation element
                 compensation                      considers the aforementioned                       exists and how the
                                                   philosophies and individual performance            Committee determines each
                                                   criteria and uses compensation surveys             such element
                                                   as general guides in setting base         o        as a result of considering
                                                   salaries                                           the philosophies and other
                                          o        Page 30 - Compensation Committee                   factors in tandem, the
                                                   considers the aforementioned                       Committee does not apply a
                                                   philosophies, retention, position level            formula to determine the
                                                   and other factors in setting incentive             amounts and level of
                                                   opportunity levels                                 compensation
                                          o        Page 31 - Compensation Committee
                                                   considers the aforementioned
                                                   philosophies and various other factors
                                                   in making grants of upfront restricted
                                                   stock

---------------- ------------------------ -------------------------------------------------- --------------------------------------
(1)(vi)          Each compensation        o        Pages 26-27 - states intended purposes    We will:
                 element; decisions                of compensation packages including        o        rename the "Compensation
                 regarding fit of each             equity and incentive awards                        Philosophy" section
                 element into overall     o        Page 27-28 - Compensation Committee                "Compensation Objectives"
                 compensation                      does not base current decisions on        o        refer to "objectives" as
                 objectives; affect of             whether previously granted awards have             opposed to "purposes"
                 decisions on other                appreciated in value                      o        state all of the objectives
                 elements                 o        Page 28-29 - states purposes of base               within this newly named
                                                   salaries; base salaries serve as the               section
                                                   foundation for other compensation         o        describe how each element
                                                   components                                         fits into the objectives
                                          o        Page 30 - states purposes of upfront               and how and why, or why
                                                   restricted stock grants                            not,  decisions regarding
                                          o        Page 31 - states purposes of                       certain elements affect
                                                   post-termination and retirement benefits           decisions made regarding




                                          o        Pages 33-34 - states purposes of                   amounts paid or awarded
                                                   perquisites and miscellaneous benefits             under other elements

---------------- ------------------------ -------------------------------------------------- --------------------------------------
(2)(iv)          Determinations as to     o        Page 30 - explains how and why the        We will further specify that:
                 when awards are granted           Compensation Committee grants cash        o        Compensation Committee's
                                                   incentives when any level of goal is               incentive goal
                                                   achieved and deferred cash awards when             certification occurs by
                                                   goals are achieved at above threshold              March 15 of the year
                                                   levels                                             following the performance
                                          o        Page 30 - explains why the Compensation            year
                                                   Committee made upfront restricted stock   o        Compensation Committee
                                                   grants in late 2004 to cover the period            makes awards at the time of
                                                   2005 through 2009                                  goal certification
                                          o        Compensation Committee has not timed
                                                   equity grants to the release of
                                                   material information

---------------- ------------------------ -------------------------------------------------- --------------------------------------
(2)(v)           Specific items of        o        Page 26 - explains why diluted EPS goal   If for a future year the named
                 corporate performance             achievement is the corporate              executive officer group includes a
                 taken into account in             performance requirement applicable to     business unit leader to whom a
                 setting compensation              upfront restricted stock and incentive    different performance goal applies,
                 policies and making               awards                                    such as business unit pre-tax
                 compensation decisions   o        Pages 27 and 30 - explains why and how    income, we will continue our
                                                   the Compensation Committee ties           practice of stating why and how such
                                                   incentive awards to both cumulative and   specific performance item applies.
                                                   annual EPS goals
                                          o        No other specific items of corporate
                                                   performance applied to the named
                                                   executive officers for the 2006
                                                   performance year

---------------- ------------------------ -------------------------------------------------- --------------------------------------
(2)(vi)          Structure and            o        Page 28 - explains the discretion the     We will specifically state whether
                 implementation of                 Equity Incentive Plan affords the         the Compensation Committee exercised
                 compensation forms to             Compensation Committee in determining     discretion, and, if it did, how and
                 reflect performance,              goal achievement                          why the exercise of discretion
                 including whether        o        Page 30 - structure and implementation    occurred.
                 discretion can be/has             of incentive awards depends on level of
                 been exercised,                   goal achievement
                 identifying any          o        Page 31 - vesting of upfront restricted
                 particular exercise of            stock depends on timely goal
                 discretion and                    achievement in addition to the passage




                 specifying to whom and            of time and continued employment;
                 to what compensation              Compensation Committee structured such
                 it applied                        award so it could not allow vesting
                                                   absent goal attainment
                                          o        Compensation Committee did not exercise
                                                   discretion with respect to goal
                                                   achievement or awards for 2006
                                                   performance year

---------------- ------------------------ -------------------------------------------------- --------------------------------------
(2)(vii)         Structure and            o        Page 28 - explains that prior to          If individual performance becomes
                 implementation of                 applying benchmark levels in setting      relevant to any compensation
                 compensation forms to             named executive officer base salaries,    component other than base salaries,
                 reflect named                     the Committee considers specific          we will so specify.
                 executive officer                 aspects of individual performance
                 individual performance   o        Page 30 - individual performance is not
                                                   relevant to incentive program goal
                                                   levels
                                          o        Individual performance is not relevant
                                                   with respect to upfront restricted
                                                   stock, post-termination and retirement
                                                   benefits, and perquisites and
                                                   miscellaneous benefits

---------------- ------------------------ -------------------------------------------------- --------------------------------------
(2)(viii)        Adjustment or recovery   We do not have "claw back" policies for            N/A
                 of awards if measures    adjustment or recovery of already granted awards
                 are restated/adjusted    based on restatement or adjustment of financial
                                          statements or measures upon which goal
                                          achievement is based.

---------------- ------------------------ -------------------------------------------------- --------------------------------------
(2)(x)           Consideration of         o        Page 27 - Compensation Committee does     We will:
                 amounts realizable                not base compensation decisions on        o        specify that such principle
                 from prior                        whether previously granted long-term               applies to each element of
                 compensation in                   awards have appreciated in value                   compensation, and explain
                 setting other elements                                                               why
                                                                                             o        refer to "amounts
                                                                                                      realizable" from prior
                                                                                                      awards instead of to
                                                                                                      whether awards have
                                                                                                      "appreciated"




---------------- ------------------------ -------------------------------------------------- --------------------------------------
(2)(xii)         Impact of accounting     o        Page 28 - explains the structure of our   To the extent any other taxes issues
                 and tax treatments of             incentive award program for 162(m)        arise that affect the way in which
                 compensation forms                deductibility                             the Compensation Committee
                                          o        Page 30 - gives accounting reasons for    structures a compensation element,
                                                   changing the form of equity               we will explain the Committee's
                                                   compensation from stock options to        determinations with respect to such
                                                   restricted stock                          issues.
                                          o        Page 33 - Compensation Committee
                                                   considers Section 409A in structuring
                                                   deferred compensation

---------------- ------------------------ -------------------------------------------------- --------------------------------------
(2)(xiii)        Equity ownership         Topic not addressed as we have no such             N/A
                 requirements or          requirements, guidelines or policies.
                 guidelines; hedging
                 policies
---------------- ------------------------ -------------------------------------------------- --------------------------------------

